SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Filer: Tele Celular Sul Participações S.A.
Proposed merger with Tele Nordeste Celular Participações S.A.
Registration No. 333-116330

Legend

In connection with this proposed transaction, Tele Celular Participações S.A. (TSU) has filed relevant materials with the SEC, including TSU's registration statement containing a preliminary prospectus, which was filed on June 9, 2004. The definitive prospectus will be sent to holders of Tele Nordeste Celular Participações S.A.'s (TND) preferred shares and ADRs when it becomes available. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROSPECTUS ON FILE WITH THE SEC, THE DEFINITIVE PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED BY TSU OR TND, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the preliminary prospectus and the definitive prospectus (when it becomes available) and other documents filed by TSU and TND with the SEC for free at the SEC's web site at www.sec.gov. The preliminary prospectus and the definitive prospectus (when it becomes available), and the other documents filed by TSU, may also be obtained free from TND by calling +55 81 3302-2594.

Tele Celular Sul Participações S.A.
Tele Nordeste Celular Participações S.A.

August 2004

Valuation Report

Tele Celular Sul Participações S.A.
Tele Nordeste Celular Participações S.A.

FREE TRANSLATION

Corporate Finance, May 20, 2004

FREE TRANSLATION

VALUATION REPORT: Tele Celular Sul Participações S.A. and Tele Nordeste Celular Participações S.A.

IMPORTANT

Banco ABN AMRO Real S.A. ("BAAR") has been retained by Tele Celular Sul Participações S.A. ("TSU") and Tele Nordeste Celular Participações S.A. ("TND” and together with TSU, the "Companies”), to render an independent financial-economic valuation (the “Valuation “ or the “Valuations”) of TSU and TND in connection with the incorporation of TND by TSU, which shall culminate in the dissolution of TND, pursuant to articles 223 and following of the Brazilian Corporate Law (Law no. 6404/76, as amended) (the ”Transaction"). The purpose of the Valuations is to calculate the financial-economic equity value of TSU and TND. The Valuations were prepared by BAAR for exclusive use of the Boards of Directors of TSU and TND in assessing the Transaction and shall not be used by any third parties or for purposes other than the Transaction. BAAR has not made and will not make any recommendation, and does not express any opinion, explicitly or implicitly, on the definition of the exchange ratio of the shares issued by TND for new shares issued by TSU within the Transaction, which will be determined by means of negotiations between TSU and TND.

REFERENCE DATE, METHODOLOGY EMPLOYED IN THE APPRAISAL AND LIABILITY

The Valuations were based upon the quarterly financial statements of each of the Companies for the first quarter of 2004 (the "Financial Statements"), adjusted as to reflect changes in the net debt of TND resulting from the cash payment made on April 8, 2004 by TIM Nordeste Telecomunicações S.A. in connection with the exercise of withdrawal rights by minority shareholders of TelecearáCelular S.A., Telepisa Celular S.A., Telern Celular S.A., Telpa Celular S.A. and Telasa Celular S.A. The Financial Statements were reviewed by Ernst & Young Auditores Independentes S.S. ("Ernst & Young"). The reference date for the Valuations is March 31, 2004.

In our Valuations, for purposes of calculating the equity value of each of the Companies we have also considered cash and cash equivalent balances, financial investments, loans and financings, hedges and contingency provisions as of March 31, 2004, which reflect the best understanding of Ernst & Young, communicated in their letters of May 19, 2004, addressed to the Companies and provided to us by the latter.

Given the availability of 10-year management business plans for the Companies and their respective subsidiaries, which were prepared by and approved by their respective managements, and our opportunity to review such plans with the management of the Companies, and given the limitations of other comparable transactions and precedents, BAAR selected the discounted cash flow methodology for rendering the Valuations. The Companies were valued on a stand-alone basis and, therefore, the results do not include operational, tax or any other losses or gains, nor any synergies, which may result from the Transaction, nor costs arising out of or relating to the Transaction.

We were advised by the management of the Companies that the quarterly Financial Statements of each of the Companies for the first quarter of 2004 were prepared in accordance with generally accepted accounting principles in Brazil, and were subject to a review by Ernst & Young, in accordance with the rules and requirements of the Brazilian Securities and Exchange Commission (CVM). BAAR did not perform any independent investigation of the Financial Statements and, therefore, does not assume any responsibility for their content, accuracy, veracity, integrity, consistency, sufficiency or precision.

In order to render the Valuations, BAAR relied on the premises, estimates and projections prepared and approved by the management of the Companies, and used only information furnished by the Companies, as well as public information, including quarterly financial statements for the first quarter of 2004 and historic financial statements for the fiscal years ending December 31, 2001, 2002 and 2003, which were reviewed and/or audited by Ernst & Young (the “Information”).

In addition, BAAR used financial projections and estimates prepared and approved by the Companies’ management.

As advised by the management of the Companies, we adopted the assumption that the financial projections furnished to us reflect the best estimates at the time hey were made available to us, as well as the best judgement of the management of TSU and TND as to the expected future financial performances of the Companies.

BAAR assumed, all Information provided by the Companies to be accurate and complete, and performed no independent investigation and, therefore, assumes no responsibility for the accuracy or completeness of such information, including, without limitation, the projections of TSU and TND or the assumptions and estimates on which such projections were based. BAAR did not undertake (i) any appraisal of the assets and liabilities (whether contingent or not) of the Companies; (ii) any review or audit of the historical financial statements or of the Financial Statements of the Companies; (iii) any technical audit of the operations of the Companies; or (iv) any physical inspection of the property or assets of the Companies.

BAAR does not and will not, expressly or implicitly, make any representation or statement regarding the Information (including projections or forecasts of the Companies or assumptions and estimates on which such projections and forecasts were based) used in preparing the Valuations, nor assumes any responsibility or obligation to indemnify any party for the content, accuracy, veracity, completeness, consistency, sufficiency and precision of such Information, each of which is the sole and exclusive responsibility of the Companies.

There is no way to ensure that the estimates and projections used for purpose of the Valuations, especially those which depend on the occurrence of future and uncertain events beyond the control of the Companies, will actually be achieved. The actual future results of the Companies may differ significantly from the forecast results utilised in connection with the Valuations. Therefore, BAAR does not assume any responsibility should the future results be substantially different from those used in connection with the Valuations.

For the purposes of the Valuations BAAR assumed a stable macro-economic scenario in Brazil.

The Valuations do not constitute a judgement, opinion or recommendation to the management of the Companies, the Companies or their shareholders as to the convenience and opportunity, or to the strategic decision of the Companies, to implement the Transaction. The Valuations and this letter do not constitute any recommendation to the shareholders of the Companies as to how they should vote their shares in connection with the Transaction, and are not intended to support any investment decision.

BARR has rendered, directly or through its related companies, certain financial and investment banking services to the Companies and their controlling shareholders, subsidiaries and affiliates, for which it received compensation, and it shall continue to render such services and may, at any time, render additional services. BAAR is and may become at any time, directly or through its related companies, a creditor of the Companies and their controlling shareholders, subsidiaries and affiliates in certain financial transactions. BAAR also acts as the transfer agent and registrar of the shares of TSU and TND, and therefore, shall perform certain administrative functions in connection with the Transaction.

During its regular course of business, BAAR may trade or hold, directly or through its related companies, on its behalf or on behalf of third parties, securities of the Companies and their controlling shareholders, subsidiaries and affiliates, and, as a consequence thereof, may hold, at any time, long or short positions in these securities. In addition, the research departments as well as other divisions within BAAR including its related companies, may use in their analyses, reports and publications, estimates, projections and methodologies other than those used in the Valuations, and therefore, such analyses, reports and publications may contain results that differ from those described in the Valuations.

BAAR shall receive compensation for rendering the services related to the Valuations, regardless of the completion of the proposed Transaction. TSU and TND have agreed to indemnify BAAR and its related companies for certain liabilities which may arise from the services related to the Valuation, and have agreed to reimburse BAAR for fees of our legal advisors retained in connection with the preparation of the Valuations.

The Valuations do not take into consideration any value which may be created by the consummation of the Transaction, or the costs resulting from, or incurred in connection with, the Transaction.

BAAR does not express any view as to the distribution of economic value among the various types and/or classes of shares of the Companies.

The Valuations constitute proprietary information of BAAR and shall not be disclosed or referenced to third parties, nor distributed, reproduced or used for any other purpose without the prior written consent of BAAR.

BAAR is not bound to update, review or correct any information contained in the Valuations or to furnish any additional information regarding the Valuations at any time.

The rendering of economic and financial valuations is a complex process that involves subjective judgements and is not suitable for partial analyses or summarised descriptions. BAAR did not place special emphasis on any specific factors considered in the Valuations, but rather performed a qualitative assessment of the importance and relevance of all factors considered therein. In this context, the Valuations should be considered as a whole and the review of selected portions, summaries or specific aspects of the Valuations, without acknowledging and analysing the Valuations as a whole, may result in a misleading and incomplete understanding of the analyses and their conclusions.

Executive Summary

  The financial projections used to prepare this Valuation Report were based on assumptions, estimates and projections prepared and approved by the Companies’ management, as well as public information, including financial information reviewed by Ernst & Young for the first quarter of 2004 and on financial information audited by Ernst & Young for the fiscal years ended on December 31, 2001, 2002 and 2003

  The Valuations were prepared based on the discounted cash flow methodology. We believe that, in volatile markets such as the Brazilian market, the most effective valuation methodology is discounted cash flow, since this approach considers the companies’ operating cash flow discounted by their cost of capital. As such, the Companies’ business risk and potential cash flow generation are estimated in greater detail

  The Valuations were based on March 31, 2004 financial data and projections include the period from 2004 to 2013

  In evaluating TSU and TND, we considered their operating subsidiaries’ (TIM Sul and TIM Nordeste) projected cash flows

  The Companies’ projected cash flows in nominal R$ were discounted by a nominal rate in R$ between 16.1% and 18.1%. The Valuations of both Companies’ were based on a nominal perpetuity growth rate between 4.18% and 5.18%

  Based on the methodology and assumptions mentioned above, the estimated Equity Value range of TIM Sul is between R$ 2,939.59 million and R$ 3,625.96 million, and the estimated Equity Value range of TIM Nordeste is between R$ 2,757.63 million and R$ 3,369.27 million

  As TSU holds an equity interest of 81.3204% in the total capital of TIM Sul and considering the book assets and liabilities of TSU (“Controlling Entity”) as reflected in its balance sheet of March 31, 2004, the estimated Equity Value range of TSU is between R$ 2,384.45 million and R$ 2,942.61 million. Similarly, as TND holds an equity interest of 81.3799% in the total capital of TIM Nordeste and considering the book assets and liabilities of TND (“Controlling Entity”) as reflected in its balance sheet of March 31, 2004, the estimated Equity Value range of TND is between R$ 2,235.01 million and R$ 2,732.76 million

  Based on the range of values described above, TSU’s lot of 1,000 shares would be valued between R$ 6.6889 and R$ 8.2547, while TND’s lot of 1,000 shares would be valued between R$ 6.2210 and R$ 7.6064

  Based on the value ranges per 1000 shares, the exchange ratio between TSU and TND would range from 0.9215 shares of TSU for one share of TND to 0.9300 shares of TSU for one share of TND

  The Valuations of TSU and TND are limited to the Equity Value of the Companies, and make no distinction between the various classes and types of shares of the Companies

Table of Contents

1	Financial Advisor Information		11

2	Valuation Methodology		14

3	Tele Celular Sul Participações S.A. (TSU)		26

	3.a	The Company - Overview	27

	3.b	Market Assumptions	34

	3.c	Operating and Financial Assumptions – TIM Sul	36

	3.d	Valuation Results	44

4	Tele Nordeste Celular Participações S.A. (TND)		47

	4.a	The Company - Overview	48

	4.b	Market Assumptions	55

	4.c	Operating and Financial Assumptions – TIM Nordeste	57

	4.d	Valuation Results	65

5	Implied Exchange Ratio		68

6	Glossary		70

1 Financial Advisor Information

The Corporate Finance Area of Banco ABN AMRO Real S.A.

  The Corporate Finance area of Banco ABN AMRO Real S.A. in Brazil is located in São Paulo and employs 14 qualified professionals. The Brazilian Corporate Finance receives support from the global Corporate Finance area of ABN AMRO, through its group teams based in London, Amsterdam and Hong Kong, which consist of approximately 500 professionals

  ABN AMRO has conducted in several valuations of publicly-held companies included, among others, the evaluation of the companies Telpe Celular S.A.(2004), Telasa Celular S.A. (2004), Telepisa Celular S.A. (2004), Telern Celular S.A. (2004), Telpa Celular S.A. (2004), Teleceara Celular S.A. (2004), Biobrás S.A. (2002), Copene (2002), Copesul (2002), Trikem (2002), Zivi S.A (2003) and Eberle S.A.(2003). ABN AMRO has also worked as the Global Coordinator in secondary share offerings of Companhia Vale do Rio Doce (2002) and Petrobrás (2000)

  All independent valuation reports issued by Banco ABN AMRO Real S.A. are subject to review by an internal committee composed of professionals not within the bank’s Corporate Finance area

Representations by Banco ABN AMRO Real S.A.

  Notwithstanding the foregoing, neither the Companies nor their management or their controlling shareholders have (i) interfered in or restricted, in any way, our abilities to obtain the information required to produce the Valuation Report (ii) determined or restricted our ability to choose the methodologies employed to reach the conclusions presented in the Valuation Report, or (iii) limited or restricted our capabilities to reach the conclusions set forth in the Valuation Report

  Banco ABN AMRO Real S.A. has no conflicting interest which might compromise its independence as required for performance of its duties

2 Valuation Methodology

Macro-Economic Assumptions

  The Valuations were based on the following macro-economic assumptions prepared by BAAR’s Economic Department in May 2004

Main Macro-Economic Assumptions	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

Inflation (IPCA)	6.0%	5.1%	8.0%	4.4%	2.9%	2.6%	2.7%	2.7%	2.7%	2.8%
Exchange Rate (R$/US$) - Year-End	3.05	3.25	3.75	4.00	4.10	4.40	4.60	4.90	5.10	5.50
Exchange Rate (R$/US$) - Average	2.94	3.10	3.63	3.88	4.05	4.25	4.50	4.75	5.00	5.30

Selic - Year-End	13.5%	12.0%	14.0%	11.5%	10.5%	9.5%	9.0%	9.0%	9.0%	9.0%

Real GDP Growth	3.7%	3.8%	4.0%	4.3%	4.6%	4.7%	4.7%	4.7%	4.7%	4.5%

Discounted Cash Flow Methodology (DCF)

COMPOSITION OF CASH FLOW

  The Valuations of Tele Celular Sul Participações S.A. (“TSU”) and Tele Nordeste Celular Participações S.A. (“TND”) were prepared based on the discounted cash flow methodology (“DCF”)

  The unlevered operating cash flow considered in the discounted cash flow methodology (DCF) is composed of:

  (+) Earnings Before Interest and Taxes (EBIT)

  (-) Income Tax and Social Contribution

  (+) Depreciation and Amortization

  (-) Capital Expenditures (Investments in Fixed Assets)

  (+ -) Changes in Working Capital

  (=) Unlevered Operating Free Cash Flow for the Company

DISCOUNTED CASH FLOW METHODOLOGY (DCF)

  The discounted cash flow valuation methodology estimates the value of a company by discounting future cash flows based on the WACC (Weighted Average Cost of Capital). The WACC is determined based on the weighted average cost of debt and cost of equity within the optimal capital structure for the company and is directly related to the risk associated to future cash flows

WEIGHTED AVERAGE COST OF CAPITAL (WACC)

  The weighted average cost of capital is determined by the weighted average costs of equity and debt for the company. Those costs are weighted by the respective equity and debt proportion in the company’s capital structure, based on the following formula:

D : Value of Company’s Total Indebtedness E : Shareholder’s Equity Re : Cost of Equity Rd : Cost of Debt

Cost of Equity

  To estimate the Cost of Equity of the company, the CAPM (Capital Asset Pricing Model) formula was utilized as follows:

  Cost of Equity = Rf + ß*(Rm - Rf) + Z

  Re : Cost of Equity

  Rf : Risk-free rate of return on investment in the U.S.

  Rm – Rf : Average expected return on the North-American stock market

  ß : Beta estimated for the telecommunications sector

  Z : Additional Risk Factor for companies operating in Brazil

  The methodology used to estimate the Cost of Equity was based on information obtained in the sector in the U.S. and Europe, to which was added a Brazil Risk Premium

Risk-Free Rate of Return

  We believe the yield of the U.S. Treasury bond is the best estimate for the risk-free rate of return. We considered the 10-year bond because it is the long-term bond with the closest duration to the Brazilian Global 27 bond, which was used to estimate the political risk in Brazil (period similar to the cash flow projection period)

  The average yield over the past 6 years (until May 14, 2004) for the 10-year U.S. Treasury Bond is 4.99% per annum

Political Risk in Brazil

PREMIUM FOR POLITICAL RISK IN BRAZIL

  We believe that the best estimate of the Political Risk in Brazil is the spread between (i) the return on Global 27 bond - the Brazilian sovereign long-term bond, denominated in U.S. dollars, with an average maturity in June 2012, and (ii) the return on the U.S. 10-year Treasury bond (since it has the closest duration to the Brazilian Global 27 bond). This spread is the best estimate of the risk perceived by the international finance community at any given period in time, as opposed to the country rating methodology which is generally adjusted at specific time intervals. This is consistent with the fact that the company’s cost of capital should reflect, at any given time, the opportunity cost of investments in countries with similar risk

  The following graph illustrates the political risk in Brazil over the past 6 years (until May 14, 2004). The average spread for the past 6 years, estimated at 9.12%, was used in our calculations

Beta

  Beta is a measurement of market risk / systematic risk / non-diversifiable risk. The coefficient Beta attempts to indicate what proportion of a company’s share price variation may be explained by the variation in the market portfolio, i.e., a share with Beta=2 would increase by 2% if the market increases by 1%

  Beta is calculated through a linear regression between the series of variations in the share price and the series of variations in the market portfolio (Index)

  To estimate the Beta, we considered a group of 6 mobile telephone companies operating in the international market. Thus, we considered the weighted average of the companies’ unlevered Betas as a proxy for the Companies’ Betas

  In order to make the set of companies’ Betas comparable, we unlevered the “Equity” Betas of each company based on their respective debt/equity structures and income tax, thus resulting in the unlevered or “asset” Betas

  The average unlevered beta of the set of comparable companies was then re-levered to the Companies’ debt/equity structures and income tax:

Beta = Unlevered Beta * [1 + (1 - IT rate) * Debt/Equity]

  The Valuations of TSU and TND were based on a levered Beta of 1.10

Market Risk Premium

  Market risk premium is the additional return required by an investor to compensate for assuming the higher degree of uncertainty (risk) involved in equity investments vis-à-vis risk-free investments

  We believe that the best estimate for market risk premium in the U.S. is the historic long-term average spread between the return on the S&P 500 (U.S. stock market index) and the return on long-term U.S. Treasury bonds during the period between 1926 and 2003

  BAAR prefers the long time-frame estimate (since 1926) over the medium time-frame estimate, as the former reflects a more diverse set of economic circumstances. These circumstances include wars, depressions and booms, which are not encompassed in estimates from shorter time periods. Although there is economic empirical evidence that the market premium has trended downwards since the 1950s, it has not evolved in a predictable fashion. Since we believe market risk is essentially random, the longest time frame possible would provide the best estimate for the future

  BAAR prefers the historical approach over the forward-looking approach since it does not believe that the market risk premium is predictable beyond a 3-4 year period. Given that the market premium displays a random behaviour, historical data is the best estimate of the future. TSU and TND Valuations were based on a market risk premium of 5.0% p.a., which represents the best estimates of ABN AMRO’s specialists

Cost of Debt / Capital Structure

COST OF DEBT (Cost of Third-Party Capital)

  The cost of debt is estimated based on the average cost observed in fund raising operations by companies with a credit profiles similar to the Companies’. The cost of future debt should represent the actual cost of debt if the company were to issue long-term debt instruments today. This cost is directly linked to companies’ risk profiles. Based on our estimates of the Companies’ long-term cost of debt, we reached an annual rate of 11.0% in US$ terms

  Since interest payments are deductible from income tax, we deduct from the cost of debt before income taxes the respective income tax rate, thereby obtaining the after-tax cost of debt

CAPITAL STRUCTURE

  The weight assigned to equity in the cost of capital calculation is based upon market value, as opposed to book value, since a company’s cost of capital should reflect the remuneration required by investors according to the company’s business risk

  For the Companies, we assumed a target capital structure of 35% (Total Debt / Total Capital)

Terminal Value / Perpetuity Growth Rate

  A company’s lifetime is infinite in theory. However, we cannot precisely estimate the future cash flows beyond a certain period. Therefore, a portion of the company’s value, known as Terminal Value, will arise from cash flows generated after the last year of the projection period

  The Terminal Value is calculated by applying a fixed annual growth rate to the free cash flow of the year following the last year in the forecast period. This growth rate is known as Perpetuity growth rate

  The financial projections were prepared in R$ in nominal terms, i.e., considering Brazilian inflation. To be consistent, the perpetuity growth rate of the free cash flows is also expressed in R$ in nominal terms. Our valuation was based on a range of nominal perpetuity growth rates between 4.18% and 5.18%

  As the weighted average cost of capital was estimated in US$ in nominal terms and the financial projections were prepared in R$ in nominal terms, the weighted average cost of capital was converted to R$ in nominal terms, based on expectations for the inflation differential between Brazil and the U.S.

Weighted Average Cost of Capital - WACC

WACC

Weighted Average Cost of Capital

Cost of Equity (US$)

U.S. 10-year Treasury Bond Yield (T-Bond) (1)	4.99%
Market Risk Premium	5.00%

Beta

Unlevered sector Beta	0.81
Tax Rate	34.0%
Levered Beta	1.10

Cost of Equity	10.5%
Country Risk Premium (2)	9.12%
Adjusted Cost of Equity	19.6%

Cost of Debt (US$)

Cost of Debt Before Taxes	11.0%
After-Tax Cost of Debt	7.3%

Capital Structure (3)

% Equity	65.0%
% Debt	35.0%

Weighted Average Cost of Capital (R$)

Weighted Average Cost of Capital (nominal US$)	15.3%

Differential Long-term Inflation (Brazil vs U.S.)	1.6%

Weighted Average Cost of Capital (nominal R$)	17.1%

Notes:
(1) (2) Average over the last 6 years.
(3) Target capital structure.

3 Tele Celular Sul Participações S.A. (TSU)

3.a The Company - Overview

Company’s History

  Tele Celular Sul Participações S.A. ("TSU") is the controlling holding company of TIM Sul S.A. ("TIM Sul"). TIM Sul provides mobile telephone services in the Southern region of Brazil – which includes the States of Paraná (except for Londrina and Tamarana) and Santa Catarina, and the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu in the State of Rio Grande do Sul (jointly, “Region II”)

  TSU is a publicly held, joint-stock company and one of the holding companies that resulted from the spin-off of Telecomunicações Brasileiras S.A. - Telebrás in 1998

  On November 4, 1997, the Federal Government granted concessions for the state-owned telephone companies to provide cellular (mobile) telephone services in the so-called Band A. These companies were already providers of these services. These concessions are renewable for consecutive periods of 15 years, subject to the payment of fees for the right to provide mobile telecommunication services and the use of radio-frequencies

  The subsidiaries of TSU were concessionaires of the mobile cellular telephone service ("SMC") and of activities necessary or useful to provide that service in the States of the Region. As a result of the Terms of Authorization, executed between the companies and ANATEL, the TSU subsidiaries were authorized to provide personal mobile services ("SMP") indefinitely in the geographic area of the region, once the terms of authorization replaced the concession agreements

  The year 2003 was characterized by the consolidation of the corporate structure of TSU’s operating subsidiaries, which began in November 2002, with the incorporation of the shares issued by Telesc Celular S.A., and the merger of CTMR Celular S.A., into Telepar Celular S.A. That process resulted in the increase of the capital stock of Telepar Celular S.A. and turned the two companies into wholly-owned subsidiaries of Telepar Celular S.A. New shares were issued to the shareholders of both companies

  On July 31, 2003, the General Shareholders’ Meeting of Telepar Celular S.A. approved the incorporation of the net book assets of Telesc Celular S.A. and CTMR Celular S.A. by Telepar Celular S.A. The merged companies were dissolved and Telepar Celular S.A. changed its name to TIM Sul S.A. (TIM Sul)

  The purpose of the two restructuring processes was to integrate the companies’ operating divisions to allow for more efficient use of the existing synergies between the businesses, resulting in cost savings, along with the concentration of the liquidity of the shares of the operating companies in a single publicly held company, proving beneficial to all shareholders

Applicable Regulations

  The activities of TIM Sul are regulated by the Brazilian Telecommunications Agency – ANATEL, pursuant to Law no. 9472, of 07/16/1997, and corresponding regulations

  The migration to the SMP system has the following implications:

    it allows the company to offer services using the GSM technology (Global System Mobile)

    it creates new regulatory obligations for TIM Sul, including new quality of service standards and the introduction of the CSP program. This mode allows users to choose their preferred long-distance operator for each call it allows TIM Sul to set different prices for different “service plans”. These plans are subject to the approval of ANATEL it has allowed a number of changes in the economic and commercial relations of TIM Sul with other operators, both in relation to interconnection revenues and costs. These changes include:

      the “Bill & Keep” system, which will hereafter govern the company’s relationship with other mobile operators under the SMP model negotiation of fixed to mobile interconnection tariffs as of July 2004

Controlling Shareholders

  TSU is a publicly held company, controlled by TIM Brasil Serviços e Participações S.A., which holds 52.5% of its voting capital and 22.2% of its total capital
  During the restructuring process of the Telebrás system, the Federal Government sold its common shares to a consortium made up of UGB Participações Ltda. (“UGB”) and Bitel Participações (“Bitel”), a company controlled by Telecom Italia Mobile SpA
  In March 1999, Bitel acquired the shares held by UGB Participações, thereby becoming the sole controlling shareholder of TSU
  The corporate structure of Tele Celular Sul Participações S.A. as of March 31, 2004 includes the equity control of TIM Sul, as shown in the following diagram:

Market Positioning

  After the privatization, the new controlling shareholders and the management of Tele Celular Sul Participações S.A. outlined the strategies for their subsidiaries (operating companies) and began a restructuring process to improve the levels of the services offered and increase their productivity and efficiency. In this process, and with the assistance of international consultants, certain actions were taken, such as the centralization of administrative functions, the expansion and digitalization of the network (TDMA system) and new marketing initiatives
  The principal objective of TIM Sul is to remain the leader in its market in terms of traffic volume, quality, coverage and customer service
  TIM Sul offers its customers post-paid services, with digital technology (TDMA and GSM), maintaining a number of analog voice channels to serve roaming customers (CDMA system) and its analog users. The users of the pre-paid service rely on 100% digital technology

Competitive Scenario

  Global Telecom S.A. ("Global Telecom") provides mobile telephone services in the States of Paraná and Santa Catarina under the Band B license. In December 1998, Global Telecom began to offer mobile telephone services based on the CDMA technology. Global Telecom is controlled by Telesp Celular, a Band A operator in the State of São Paulo. In early 2003, Portugal Telecom (controlling shareholder of Telesp Celular) and Telefónica Móviles S.A. announced a joint venture to be known as "Vivo"
  In December 2002, Telecom Américas (“Claro”) was granted a license to provide mobile telephone services under the SMP system in Region II, using the Band “D” sub-frequency range, beginning its operations in 2003 using the GSM technology
  In December 2002, Brasil Telecom secured a license to provide mobile telephone services under the SMP system in Region II, using the Band “E” sub-frequency range, with the GSM technology
  In the area of the city of Pelotas (RS), Vivo, Claro and Brasil Telecom are also authorized to provide mobile telephone services

3.b Market Assumptions

Demographic and Market Data – TIM Sul

The assumptions reflect an expectation of continuous growth in penetration rate in the region, reaching 55% at the end of the forecast period

This growth should be driven by a period of sustainable economic development in the region, associated with an increase in competition from other operators

Projections reflect the entrance of Brasil Telecom, whose market share is expected to remain modest throughout the forecast period

Population and Penetration (year-end)

Note: Population expressed in thousands, based on projections by IBGE

Total Mobile Market (year-end)

Note: Thousands of subscribers

3.c Operating and Financial Assumptions – TIM Sul

Revenues

The projected growth in the subscriber base reflects continued expansion in the pre-paid customer base

Subscriber Base (year-end)

Note: Thousands of subscribers

The expansion of the pre-paid customer base, and the migration of long-distance services to other operators, should limit ARPU growth

Average Revenue per User - ARPU

Note:	In R$, in nominal terms ARPU defined as the total net service revenue, divided by the average number of users during the reference year, expressed in monthly nominal R$

The participation of handset revenues in total revenues drops during the forecast period

Revenues Breakdown

Note: R$ million, in nominal terms

Operating Costs

The assumptions contemplate an increase in operating costs at a compounded annual growth rate (CAGR) of 4.2% between 2004 and 2013

The operating costs also include those associated with the renewal of the GSM radio frequency license beginning in 2008

Operating Costs

Note: R$ million, in nominal terms

EBITDA

Economies of scale should facilitate an increase in EBITDA margins, from 35% in 2004 to 48% in 2013

EBITDA

Note: R$ million, in nominal terms

Capex

The higher amounts in the first years capex of forecast period reflect TSU’s management assumptions regarding the migration from the TDMA to the GSM system

Capex Forecast

Note: R$ million, in nominal terms

Income Statement

The projections in the table to the right refer to TIM Sul S.A., mobile operator in the Southern region

INCOME STATEMENT – PROJECTIONS - TIM SUL S.A.

Years ending on December 31	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

Income Statement Projection (R$ million)

Net Revenue	1,318	1 ,481	1,659	1,779	1,889	2,006	2,118	2,223	2,317	2,398

Operating Expenses	(859)	(939)	(1018)	(1056)	(1079)	(1117)	(1151)	(1178)	(1215)	(1245)

EBITDA	459	542	641	723	810	888	968	1,045	1,102	1,152
Margin (%)	34.8%	36.6%	38.6%	40.7%	42.9%	44.3%	45.7%	47.0%	47.6%	48.1%

Earnings before IT and SC	229	260	420	615	731	800	866	967	1077	1173

Net Earnings	175	198	320	468	514	528	572	638	711	774

Note:	R$ million, in nominal terms Net earnings consider deferred taxes and tax loss carry-forward as applicable

Cash Flow

The projections in the table to the right refer to TIM Sul S.A., mobile operator in the Southern region

CASH FLOW – PROJECTIONS - TIM SUL S.A.

Years ending on December 31	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

Free Cash Flow Projection (R$ million)

Earnings before Interest and Taxes	192	232	374	534	631	688	741	820	901	963
(-) I.T. and S.C. tax	(65)	(79)	(127)	(182)	(215)	(234)	(252)	(279)	(306)	(327)
(+) Depreciation and Amortization	267	310	267	189	179	201	226	225	201	189
(-) Investments	(392)	(326)	(243)	(181)	(176)	(174)	(183)	(191)	(198)	(203)
(-) Changes in Working Capital	(73)	(20)	37	50	10	(2)	11	21	26	23

Free Cash Flow of the Company	(71)	117	308	411	429	479	544	596	624	644

Note:	R$ million, in nominal terms IT and SC calculated with 34% rate

3.d Valuation Results

Discounted Cash Flow - TIM Sul’s Valuation Range

The diagram to the right shows the composition of TIM Sul’s value and its sensitivity to both discount rate and nominal perpetuity growth rate

Discounted Cash Flow Valuation - TIM SUL

A	+	B	=	C

Discount Rate	NPV** of Free Cash Flows (R$ thousand) 2004-2013	NPV** of Perpetuity Value (R$ thousand) at an annual perpetuity growth rate			Total Enterprise Value (R$ thousand) at an annual perpetuity growth rate

		4.18%	4.68%	5.18%	4.18%	4.68%	5.18%

16.1%	1,702,591.12	1,440,194.14	1,510,419.89	1,587,071.82	3,142,785.25	3,213,011.01	3,289,662.94
16.6%	1,662,862.34	1,328,172.30	1,390,488.18	1,458,256.94	2,991,034.63	3,053,350.52	3,121,119.28
17.1%	1,624,360.50	1,227,053.47	1,282,545.75	1,342,690.27	2,851,413.96	2,906,906.24	2,967,050.76
17.6%	1,587,039.62	1,135,518.55	1,185,095.94	1,238,662.48	2,722,558.17	2,772,135.56	2,825,702.09
18.1%	1,550,855.71	1,052,442.84	1,096,870.21	1,144,734.07	2,603,298.55	2,647,725.91	2,695,589.78

-	D	=	E

Discount Rate	Net Debt Position*	Equity Value (R$ thousand)

		4.18%	4.68%	5.18%

16.1%	(336,296.00)	3,479,081.25	3,549,307.01	3,625,958.94

16.6%	(336,296.00)	3,327,330.63	3,389,646.52	3,457,415.28
17.1%	(336,296.00)	3,187,709.96	3,243,202.24	3,303,346.76

17.6%	(336,296.00)	3,058,854.17	3,108,431.56	3,161,998.09
18.1%	(336,296.00)	2,939,594.55	2,984,021.91	3,031,885.78

Note:	*Net debt includes cash, marketable securities, short and long term debt, hedges and provisions for contingencies as of March 31, 2004 **NPV as of March 31, 2004

TSU Valuation - Value Range

The diagram to the right shows the composition of the equity value of Tele Celular Sul Participações S.A., which holds an equity interest of 81.3204% in the total capital of TIM Sul. The estimate includes book assets and liabilities as reflected in the Balance Sheet of TSU (controlling entity) of March 31, 2004

Economic Valuation - Tele Celular Sul Participações S.A. - TSU

Adjusted Balance Sheet of Tele Celular Sul (R$ thousand)	March 31, 2004

Current Assets	37,987
Long-term Assets	1,444
Fixed Assets Considering Valuation of TIM Sul*	2,637,385

Total Assets	2,676,816

Current Liabilities	41,218
Long-term Liabilities	4,249
Adjusted Shareholder's Equity	2,631,349

Total Liabilities	2,676,816

Equity Value of Tele Celular Sul Participações	2,631,349
Considering a discount rate of 17.1% and a perpetuity growth rate of 4.68%

		A	/	B	=	C

Discount Rate	Equity Value (R$ thousand)			Shares (millions)**	Equity Value per Share (R$ per thousand shares)

	4.18%	4.68%	5.18%		4.18%	4.68%	5.18%

16.1%	2,823,166.79	2,880,274.66	2,942,608.31	356,478.47	7.919600	8.079800	8.254659
16.6%	2,699,762.58	2,750,438.11	2,805,547.93	356,478.47	7.573424	7.715580	7.870175
17.1%	2,586,222.49	2,631,349.04	2,680,258.80	356,478.47	7.254919	7.381509	7.518712
17.6%	2,481,436.45	2,521,752.98	2,565,313.50	356,478.47	6.960971	7.074068	7.196265
18.1%	2,384,454.05	2,420,582.56	2,459,505.64	356,478.47	6.688915	6.790263	6.899451

Note:	*Fixed Assets considering the Valuation of TIM Sul reflect an equity interest of 81.3204% held by Tele Celular Sul Participações S.A. – TSU in TIM Sul **Shares (millions) as of March 31, 2004

4 Tele Nordeste Celular Participações S.A. (TND)

4.a The Company - Overview

Company’s History

  Tele Nordeste Celular Participações S.A. (“TND”) is the controlling holding company of TIM Nordeste Telecomunicações S.A ("TIM Nordeste"). TIM Nordeste provides mobile telephone services in the Northeastern region of Brazil – which includes the States of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas (jointly, “Region”)

  TND is a publicly held, joint-stock company and is one of the holding companies that resulted from the spin-off of Telecomunicações Brasileiras S.A. - Telebrás in 1998

  On November 4, 1997, the Federal Government granted concessions for the state-owned telephone companies to provide cellular (mobile) telephone services in the so-called Band A. These companies were already providers of these services. These concessions are renewable for consecutive periods of 15 years, subject to the payment of fees for the right to provide mobile telecommunication services and the use of radio-frequencies

  The subsidiaries of TND were concessionaires of the mobile cellular telephone service ("SMC") and of activities necessary or useful to provide that service in the States of the Region. As a result of the terms of authorization, executed between the companies and ANATEL, the TND subsidiaries were authorized to provide personal mobile services ("SMP") indefinitely in the geographic area of the region, once the the terms of authorization replaced the concession agreements

Company’s History

  In April 2004, a corporate restructuring process was completed, which consisted of the merger of Telasa Celular S.A., Teleceará Celular S.A., Telepisa Celular S.A., Telern Celular S.A. and Telpa Celular S.A. into Telpe Celular S.A.. On December 2003, the controlled operating companies submitted the restructuring to the prior approval of ANATEL, considering they had migrated from the SMC (Cellular Mobile Service) system to the SMP (Personal Mobile Service) system. After the merger, the corporate name of Telpe Celular S.A. was changed to TIM Nordeste Telecomunicações S.A.

  As a result of this process, TIM Nordeste made a payment, on April 8, 2004, of R$ 31.5 million in connection with the exercise of withdrawal rights by minority shareholders of Teleceará Celular, Telepisa Celular, Telern Celular, Telpa Celular and Telasa Celular

  This corporate restructuring was undertaken for the purpose of integrating the activities of the operating companies belonging to the same economic group, thereby allowing for more efficient use of the existing synergies, the expansion of the operations of TIM Nordeste, the reduction in expenses associated with the maintenance of six different legal structures and the concentration of the liquidity of the shares of the operating companies controlled by Tele Nordeste Celular Participações S.A.

Applicable Regulations

  The activities of TIM Nordeste are regulated by the Brazilian Telecommunications Agency – ANATEL, pursuant to Law no. 9472, of 07/16/1997, and corresponding regulations

  The migration to the SMP system has the following implications:

    it allows the company to offer services using the GSM technology (Global System Mobile)

    it creates new regulatory obligations for TIM Nordeste, including new service quality standards and the introduction of the CSP program. This mode allows users to choose their preferred long-distance operator for each call it allows TIM Nordeste to set different prices for different “service plans”. These plans are subject to the approval of ANATEL it has allowed a number of changes in the economic and commercial relations of TIM Nordeste with other operators, both in relation to interconnection revenues and costs. These changes include:

      the “Bill & Keep” system, which will hereafter govern the company’s relationship with other mobile operators under the SMP model negotiation of fixed to mobile interconnection tariffs as of July 2004

Controlling Shareholders

  TND is a publicly held company, controlled by TIM Brasil Serviços e Participações S.A., which holds 52.7% of its voting capital and 22.5% of its total capital

  During the restructuring process of the Telebrás system, the Federal Government sold its common shares to a consortium formed by UGB Participações Ltda. (“UGB”) and Bitel Participações (“Bitel”), a company controlled by Telecom Italia Mobile SpA

  In March 1999, Bitel acquired the shares held by UGB Participações, thereby becoming the sole controlling shareholder of TND

  The corporate structure of Tele Nordeste Celular Participações S.A. as on March 31, 2004 includes the equity control of TIM Nordeste, as shown in the following diagram:

Competitive Scenario

  The operator of the so-called Band B in the Region, Claro (former BCP and BSE S.A.), started its operations in mid-1998 with a fully digital network (TDMA). At the time of the privatization, BCP was controlled by a consortium formed by Bell South and Banco Safra. In the first quarter of 2003, the shareholding control of BSE was acquired by América Móvil S.A., which recently adopted a single brand to operate its cellular telephone operations in Brazil, “Claro”

  In 2001, Tele Norte Leste Participações S.A. (“Telemar”) purchased licenses to operate in Band D in the Region. Since June 24, 2002, the cellular telephone market in the Region has included another competitor using GSM technology– the operator “Oi”, a subsidiary of Telemar, a fixed telephone operator

  In December 2002, Vesper S.A. was authorized to provide SMP in the Region, on the sub- frequency spectrum of 1800 MHz. Since Vesper was not authorized to use the sub-frequency spectrum of 1900 MHz for SMP, the license was returned to ANATEL, who intends to hold a new auction to grant that license later in 2004

Market Positioning

  After the privatization, the new controlling shareholders and the management of TND outlined the strategies for its subsidiaries (operators) and began a restructuring process to improve the service levels offered and increase productivity and efficiency. In this process, and with the help of international consultants, certain actions were taken, such as the centralization of administrative functions, the expansion and digitalization of the network (TDMA system) and new marketing initiatives

  The main goal of TIM Nordeste is to remain the leader in its market in terms of traffic volume, quality, coverage and customer service

  TIM Nordeste offers its customers post-paid services with digital technology (TDMA and GSM), maintaining analog voice channels to service roaming customers (CDMA system) and its analog users. The users of the pre-paid service rely on 100% digital technology

4.b Market Assumptions

Demographic and Market Data – TIM Nordeste

The assumptions reflect an expectation of continuous growth in penetration rate in the region, reaching 29% at the end of the forecast period

Such growth should be motivated by a period of sustainable economic development in the region, associated to a rise in the competitive pressure attributed to the other competitors

Projections reflect the entry of a fourth operator in 2005, whose market share is expected to remain modest throughout the forecast period

Population and Penetration (at year end)

Note: Population in thousands of inhabitants, based on IBGE projections

Total Mobile Telephone Market (at year end)

Note: Thousands of subscribers

4.c Operating and Financial Assumptions – TIM Nordeste

Revenues

The projected increase in the subscriber base reflects a larger expansion of the pre-paid customer base

Subscriber Base (year-end)

Note: Thousands of subscribers

The expansion of the pre-paid customer base, and the migration of long-distance services to other operators, should limit ARPU growth

Average Revenue per User - ARPU

Note:	In R$, in nominal terms ARPU defined as the total net service revenue, divided by the average number of users during the reference year, expressed in monthly nominal R$

Revenues from the sale of handsets have relatively higher growth rate in the years 2005 to 2007, given the expected user migration from the TDMA to GSM technology

Revenues Breakdown

Note: R$ million, in nominal terms

Operating Costs

The assumptions contemplate an increase in operating costs at a compounded annual growth rate (CAGR) of 4.6% between 2004 and 2013

The operating costs include those to be incurred with the renewal of the GSM radio frequency license beginning in 2008

Operating Costs

Note: R$ million, in nominal terms

EBITDA

Economies of scale should facilitate an increase in EBITDA margin, from 35% in 2004, to 47% in 2013

EBITDA

Note: R$ million, in nominal terms

Capex

The peaks observed in the first years of the forecast period reflect the TND’s management assumptions regarding the migration from TDMA to GSM

Capex Forecast

Note:	R$ million, in nominal terms

Income Statement

The projections in the table to the right refer to TIM Nordeste Telecomunicações S.A., mobile telephone operator in the Northeast Region

INCOME STATEMENT – PROJECTIONS - TIM Nordeste Telecomunicações S.A.

Years ending on December 31	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

Income Statement Projection (R$ million)

Net Income	1,161	1,311	1,533	1,713	1,804	1,881	1,955	2,022	2,079	2,140
Operating Expenses	(756)	(837)	(986)	(1,066)	(1,045)	(1,056)	(1,081)	(1,102)	(1,116)	(1,141)
EBITDA	405	473	546	647	759	825	873	920	963	999
Margin (%)	34.9%	36.1%	35.6%	37.8%	42.1%	43.9%	44.7%	45.5%	46.3%	46.7%
Profit before IT and SC	228	261	415	560	668	737	782	855	954	1.045
Net Earnings	174	199	317	419	441	486	516	564	630	689

Note:	R$ million, in nominal terms
Net Earnings consider deferred taxes and tax loss carry-forwards as applicable

Cash Flow

The projections in the table to the right refer to TIM Nordeste Telecomunicações S.A., mobile operator in the Northeast Region

CASH FLOW – PROJECTIONS - TIM Nordeste Telecomunicações S.A.

Years ending on December 31	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

Free Cash Flow Projection (R$ million)

Earnings before Interest and Taxes	191	230	371	490	577	624	647	691	751	805
(-) I.T and S.C. tax	(65)	(78)	(126)	(167)	(196)	(212)	(220)	(235)	(255)	(274)
(+) Depreciation and Amortization	211	243	175	157	182	201	226	230	212	194
(-) Investments	(311)	(322)	(321)	(182)	(169)	(168)	(178)	(186)	(194)	(201)
(-) Changes in Working Capital	(39)	7	36	(0)	23	19	16	26	35	30

Free Cash Flow of the Company	(13)	80	134	298	416	464	492	525	548	554

Note:	R$ million, in nominal terms
Income Tax and Social Contribution calculated at a 34% rate
Free Cash Flow of the Company does not consider the tax incentives related to the Constitutive Reports nos. 0144/2003 and 0232/2003,
issued on 12/31/2003 by ADENE – Development Agency for the Northeast Region

4.d Valuation Results

Discounted Cash Flow – TIM Nordeste’s Valuation Range

The diagram to the right illustrates the composition of the equity value of TIM Nordeste and its value range due to variances in the discount and nominal perpetuity growth rates

Discounted Cash Flow Valuation - TIM Nordeste Telecomunicações S.A.

	A	+	B	+	C			=	D

Discount Rate	NPV** of Free Cash Flows (R$ thousand) 2004-2013		NPV** of Fiscal Benefits of Adene (R$ thousand)		NPV** of Terminal Value (R$ thousand) at an annual perpetuity growth rate				Total Enterprise Value (R$ thousand) at an annual perpetuity growth rate

					4.18%	4.68%	5.18%		4.18%	4.68%	5.18%

16.1%	1,432,103.91		380,563.90		1,228,937.38	1,288,861.99	1,354,270.13		3,041,605.19	3,101,529.79	3,166,937.94
16.6%	1,397,868.79		374,126.32		1,133,347.61	1,186,522.61	1,244,350.62		2,905,342.73	2,958,517.73	3,016,345.74
17.1%	1,364,708.45		367,853.88		1,047,061.53	1,094,413.85	1,145,736.00		2,779,623.86	2,826,976.18	2,878,298.33
17.6%	1,332,582.41		361,741.33		968,953.54	1,011,258.60	1,056,967.66		2,663,277.28	2,705,582.34	2,751,291.40
18.1%	1,301,451.94		355,783.64		898,063.89	935,974.37	976,817.26		2,555,299.48	2,593,209.96	2,634,052.85

	-	E	=	F

Discount Rate		Net Debt Position*		Equity Value (R$ thousand)

				4.18%	4.68%	5.18%

16.1%		(202,334.97)		3,243,940.16	3,303,864.76	3,369,272.90
16.6%		(202,334.97)		3,107,677.70	3,160,852.70	3,218,680.70
17.1%		(202,334.97)		2,981,958.83	3,029,311.15	3,080,633.29
17.6%		(202,334.97)		2,865,612.24	2,907,917.31	2,953,626.37
18.1%		(202,334.97)		2,757,634.44	2,795,544.92	2,836,387.81

Note:

*Net debt position includes cash, marketable securities, long and short term debt, hedges, provisions for contingencies and payment of withdrawal rights in the amount of R$ 31.5 million on April 8, 2004

** NPV on March 31, 2004

TND Valuation – Value Range

The diagram to the right illustrates the formation of the equity value of Tele Nordeste Celular Participações S.A., which holds an equity interest of 81.3799% in the total capital of TIM Nordeste. The estimate includes book assets and liabilities as reflected in the Balance Sheet of TND (controlling entity) of March 31, 2004

Economic Valuation - Tele Nordeste Celular Participações S.A. - TND

Adjusted Balance Sheet of Tele Nordeste Celular (R$ thousand)	March 31, 2004

Current Assets	34,659
Long-term Assets	7,556
Fixed Assets Considering Valuation of TIM Nordeste*	2,467,522

Total Assets	2,509,737

Current Liabilities	50,973
Long-term Liabilities	2,669
Adjusted Shareholder's Equity	2,456,095

Total Liabilities	2,509,737

Equity Value of Tele Nordeste Celular	2,456,095
Considering a discount rate of 17.2% and a perpetuity growth rate of 4.68%

	A			/	B	=	C

Discount Rate	Equity Value (R$ thousand)				Shares (million)*		Equity Value per share (R$ per thousand shares)

	4.18%	4.68%	5.18%				4.18%	4.68%	5.18%

16.1%	2,630,760.26	2,679,526.84	2,732,755.92		359,268.49		7.322547	7.458285	7.606445
16.6%	2,519,870.00	2,563,143.76	2,610,204.14		359,268.49		7.013891	7.134341	7.265330
17.1%	2,417,560.11	2,456,095.38	2,497,861.29		359,268.49		6.729118	6.836379	6.952631
17.6%	2,322,877.38	2,357,305.20	2,394,503.18		359,268.49		6.465575	6.561403	6.664941
18.1%	2,235,005.15	2,265,856.66	2,299,094.57		359,268.49		6.220989	6.306862	6.399377

Note:

*Fixed Assets considered in the valuation of TIM Nordeste reflect an equity interest of 81.3799% held by Tele Nordeste Celular Participações S.A. – TND in TIM Nordeste. It also includes R$ 2,272 thousand in fixed assets of the controlling company

**Shares (million) on March 31, 2004

5  Implied Exchange Ratio

Implied Exchange Ratio

  Based on the value ranges per 1,000 shares, the exchange ratio between TSU and TND would range from 0.9215 shares of TSU for one share of TND to 0.9300 shares of TSU for one share of TND

6   Glossary

Glossary

  We have included a glossary to help those less familiar with the discounted cash flow valuation methodology to understand this document. The explanation of each term, therefore, is written in didactical terms, so that they may be easily understood

  Average Revenue per User (ARPU): total net revenues from services, divided by the average number of lines in services during the reference year, expressed in monthly nominal Reais (R$)

  Beta: a measure of the market risk / systemic risk / non-diversifiable risk. The Beta factor indicates the sensitivity of the stock price to market portfolio price variations. The Beta factor is calculated trough a linear regression between a price series of a company’s share price and the price series of market portfolio market price

  Capital Asset Pricing Model – CAPM: the CAPM model is used to determine the Cost of Own Capital or the Cost of Shareholders’ Equity. The model is based on the financial premise of risk and return, so the greater the risk, the greater the return required by the shareholder. In the calculation, it considers the beta, the risk-free rate and the market premium

  Capital Expenditures (Capex): investments in fixed assets

  Cost of Equity: The cost of equity is the return required by the shareholder on the invested capital. The calculation considers that a certain asset must pay the investor the opportunity cost plus a risk premium

  Cost of Debt: a measure of the cost associated with capital provided by third parties, in the form of loans, funding, market funding, among others

  Weighted Average Cost of Capital (WACC): a measure of a company’s cost of capital. The WACC is determined by the weighted average costs of equity and cost of debt in the company’s intended capital structure and is directly related to the risk associated to future cash flows

  Equity Value: value of the shareholder’s equity

  Optimal Capital Structure: in theory there is an optimal proportion of own capital and third-party capital, known as optimal capital structure. Considering the risk and the return of each capital source, each company has an optimal structure that maximizes the company’s value

  Operating Cash Flow: the operating cash flow considers only revenues and expenses effectively received and disbursed as a result of the company’s operations. As a result, the financial revenues and expenses are not considered in this calculation

  Earnings Before Interests, Taxes, Depreciation and Amortization (EBITDA): the operating profit generated by the company, which will effectively generate cash. As a result, only the expenses that produce cash outflows are considered in its calculation

  Earnings Before Interests and Taxes (EBIT): the operating profit generated by the company, less depreciation and amortization expenses

  Market Risk Premium: the additional return required by investors as a compensation for a greater element of uncertainty (risk) in investments in shares versus risk-free investments

  Sovereign Risk Premium: the premium paid due to political instability and uncertainty in a given country. A method frequently used to estimate this premium is the spread between the return of the sovereign bonds of the country relatively to the sovereign bonds of the U.S.

  Risk-Free Interest Rate: the interest rate paid for an asset, which is risk-free. Effectively, the U.S. Treasury bonds are used as parameters for the risk-free interest rate

  NPV: net present value

  Terminal Value: considering that, in theory, a company’s lifetime is infinite and that it is impossible to accurately project the future cash flows beyond a certain period, part of the company’s value will be generated by the cash flows registered in the years following the last year of the projection period. This estimated value is known as terminal value. To determine the Terminal Value, the assumptions that the company will reach a state of maturity and will grow at a constant pace are adopted

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: August 19, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer